Exhibit 99.21
Notice to ASX and LSE

Rio Tinto board update

20 April 2018

Following the announcement by Rio Tinto on 15 February 2018, of the appointment of Moya Greene as an independent non-executive director, the company confirms that Ms Greene will join the board with effect from 17 September 2018.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Contacts

media.enquiries@riotinto.com

riotinto.com

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Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404